Exhibit 99.1

Appendix 4E Preliminary Final Report

Appendix 4E

Preliminary Final Report

to the Australian Securities Exchange

Part 1: Details of entity, reporting period

Name of Entity	MOKO Social Media Limited
ABN	35 111 082 485
Financial Period	Year ended 30 June 2016
Previous Corresponding Reporting Period	Year ended 30 June 2015

Part 2: Results for announcement to the market

	$’000	Percentage increase /(decrease) over previous corresponding period
Revenue	85	(95%)
(Loss) after income tax benefit	(20,065)	6%
Net (Loss) attributable to members of the parent entity	(20,719)	4%

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable

Brief explanation of any of the figures reported above necessary to enable the figures to be understood: Refer to attachment.

MOKO Social Media Limited	Page 1

Appendix 4E Preliminary Final Report

Part 3: Contents of ASX Appendix 4E

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4E
Part 4	Consolidated statement of profit or loss and other comprehensive income
Part 5	Accumulated losses
Part 6	Consolidated statement of financial position
Part 7	Consolidated statement of changes in equity
Part 8	Consolidated statement of cash flows
Part 9	Basis of preparation
Part 10	Commentary on results
Part 11	Revenue and other income
Part 12	Expenses
Part 13	Property, plant and equipment
Part 14	Intangibles
Part 15	Available-for-sale financial investments
Part 16	Discontinued operations
Part 17	Details relating to dividends
Part 18	Earnings per share
Part 19	Net tangible assets per security
Part 20	Issued securities
Part 21	Segment information
Part 22	Subsequent events
Part 23	Audit Status

MOKO Social Media Limited	Page 2

Appendix 4E Preliminary Final Report

Part 4: Consolidated statement of profit or loss and other comprehensive income

		Consolidated
	Note	2016	2015 (restated)*
		$	$
Revenue and other income
Revenue	11	84,830	1,592,934
Interest income	11	17,830	187,085
Other income	11	1,049,481	947,845
Expenses
Cost of providing services		(87,102)	(1,309,753)
License fee		(2,320,960)	(1,539,910)
Computer expenses		(446,614)	(336,994)
Marketing expenses		(1,540,871)	(3,293,889)
Travel and entertainment expenses		(472,066)	(806,946)
Occupancy expenses		(496,146)	(422,726)
Administration expenses		(1,105,658)	(903,100)
Exchange loss		(79,725)	55,582
Finance costs		(65,201)	(6,635)
Legal and professional fees		(2,239,824)	(2,125,799)
Employee benefits expenses	12	(6,199,744)	(7,333,024)
Share based payments	12	(1,263,528)	(1,875,674)
Depreciation and amortisation	12-14	(443,876)	(1,014,523)
Other expenses		(11,015)	-
Product cost		(936,202)	(977,131)
Impairment of intangible assets	12-14	(3,515,823)	-

Loss before income tax		(20,072,214)	(19,162,658)
Income tax benefit		6,889	166,723

Loss after income tax expense from continuing operations		(20,065,325)	(18,995,935)
Loss after income tax expense from discontinued operations		(738,675)	(1,298,072)

Loss after income tax		(20,804,000)	(20,294,007)

Other comprehensive income for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		590,423	1,397,333
Total comprehensive income for the year, net of tax		(20,213,577)	(18,896,674)

Total comprehensive income for the year is attributable to:
Continuing operations		(19,474,902)	(17,598,602)
Discontinued operations		(738,675)	(1,298,072)
Total comprehensive income for the year		(20,213,577)	(18,896,674)

Loss attributable to:
Owners of the Company		(20,719,488)	(20,013,288)
Non-controlling interest		(84,512)	(280,719)
		(20,804,000)	(20,294,007)

MOKO Social Media Limited	Page 3

Appendix 4E Preliminary Final Report

Part 4: Consolidated statement of profit or loss and other comprehensive income (continued)

		Consolidated
	Note	2016	2015 (restated)*
		$	$
Total comprehensive income for the year attributable to owners of the company:
Continuing operations		(19,474,902)	(17,598,602)
Discontinued operations		(654,163)	(1,017,353)
Owners of the Company		(20,129,065)	(18,615,955)

Total comprehensive income for the year attributable to non-controlling interests:
Continuing operations		-	-
Discontinued operations		(84,512)	(280,719)
Non-controlling interests		(84,512)	(280,719)

*The restatement of comparatives is related to discontinued operations. Please refer to Part 16 Discontinued operations for further details.

Part 5: Accumulated losses

		Consolidated
	Note	2016	2015
		$	$
Accumulated losses brought forward		(58,942,958)	(38,929,670)
Movement in accumulated losses from changes in non-controlling interest		(269,248)	-
Loss after income tax expenses for the year		(20,719,488)	(20,013,288)
		(79,931,694)	(58,942,958)

MOKO Social Media Limited	Page 4

Appendix 4E Preliminary Final Report

Part 6: Consolidated statement of financial position

		Consolidated
	Note	2016	2015
		$	$
Current assets
Cash and cash equivalents		2,546,772	7,219,908
Trade and other receivables		38,660	501,472
Other current assets		326,643	1,017,204
Total current assets		2,912,075	8,738,584

Non-current assets
Property, plant and equipment	13	136,731	255,961
Intangibles	14	100,835	3,814,088
Available-for-sale financial assets	15	1,297,811	1,297,811
Total non-current assets		1,535,377	5,367,860
Total assets		4,447,452	14,106,444

Current liabilities
Trade and other payables		1,047,672	2,569,262
Employee benefits		123,510	411,076
Total current liabilities		1,171,182	2,980,338

Non-current liabilities
Employee benefits		56,518	45,530
Total non-current liabilities		56,518	45,530
Total liabilities		1,227,700	3,025,868

Net assets		3,219,752	11,080,576

Equity
Issued capital	20	69,142,733	58,214,371
Reserves	7	14,053,478	12,213,980
Accumulated losses	5	(79,931,694)	(58,942,958)
Non-controlling interest	7	(44,765)	(404,817)
Total equity		3,219,752	11,080,576

MOKO Social Media Limited	Page 5

Appendix 4E Preliminary Final Report

Part 7: Consolidated statement of changes in equity

Consolidated	Issued Capital	Foreign currency Translation Reserve	Option Reserves	Accumulated Losses	Non- controlling interest	Total
	$	$	$	$	$	$
Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

Loss after income tax expense for the period	-	-	-	(20,013,288)	(280,719)	(20,294,007)
Other comprehensive income	-	1,397,333	-	-	-	1,397,333
Total comprehensive income for the year	-	1,397,333	-	(20,013,288)	(280,719)	(18,896,674)

Transactions with owners in their capacity as owners
Issue of ordinary shares on exercise of options	7,800,973	-	-	-	-	7,800,973
Issue of ordinary shares on capital raising	8,762,325	-	-	-	-	8,762,325
Issue of ordinary shares to consultants	300,000	-	-	-	-	300,000
Issue of ordinary shares to employees	115,324	-	-	-	-	115,324
Issue of ordinary shares as consideration for business combination	200,000	-	-	-	-	200,000
Capital raising costs	(643,913)	-	-	-	-	(643,913)
Share based payments - Options	-	-	1,825,843	-	-	1,825,843

Balance at 30 June 2015	58,214,371	1,967,505	10,246,475	(58,942,958)	(404,817)	11,080,576

Loss after income tax expense for the year	-	-	-	(20,719,488)	(84,512)	(20,804,000)
Non-controlling interest changes	-	-	-	(269,248)	444,564	175,316
Other comprehensive income	-	590,423	-	-	-	590,423
Total comprehensive income for the year	-	590,423	-	(20,988,736)	360,052	(20,038,261)

Transactions with owners in their capacity as owners
Issue of ordinary shares on capital raising	11,778,867	-	-	-	-	11,778,867
Issue of ordinary shares to consultants	360,128	-	-	-	-	360,128
Issue of ordinary shares to employees	15,097	-	-	-	-	15,097
Capital raising costs	(1,225,730)	-	-	-	-	(1,225,730)
Share based payments - Options	-	-	1,249,075	-	-	1,249,075

Balance at 30 June 2016	69,142,733	2,557,928	11,495,550	(79,931,694)	(44,765)	3,219,752

MOKO Social Media Limited	Page 6

Appendix 4E Preliminary Final Report

Part 8: Consolidated statement of cash flows

		Consolidated
		2016	2015
	Note	$	$

Cash flows from operating activities

Net receipts from customers		1,588,278	6,930,339
Research & Development tax refund		905,747	947,845
Payments to suppliers and employees		(16,756,352)	(26,241,545)
Interest received		20,655	232,058
Interest and other finance costs paid		(74,341)	(26,119)
Income taxes refund / (paid)		6,889	(74,022)
Net cash used in operating activities		(14,309,124)	(18,231,444)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		15,910	-
Payment for acquisition of business, net of cash acquired		-	(175,115)
Payment for sale of business		(69,224)	-
Payment for investments		(1,042,142)	(256,813)
Payment for property, plant and equipment		(7,561)	(210,811)
Payments for disposal of subsidiary		-	(132,395)
Net cash used in investing activities		(1,103,017)	(775,134)

Cash flows from financing activities

Proceeds from issues of shares		11,778,867	16,860,777
Share issue transaction cost		(1,056,746)	(641,407)
Proceeds from borrowings		1,500,000	-
Repayment of borrowings		(1,500,000)	-
Net cash provided by financing activities		10,722,121	16,219,370

Net decrease in cash held		(4,690,020)	(2,787,208)

Cash and cash equivalents at beginning of the year		7,219,908	9,878,011

Effects of exchange rate changes on cash		16,884	129,105
Cash and cash equivalents at end of the year		2,546,772	7,219,908

MOKO Social Media Limited	Page 7

Appendix 4E Preliminary Final Report

Part 9: Basis of preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The consolidated financial statements of MOKO Social Media Limited (the Company) as at and for the year ended 30 June 2016 comprise the Company and its subsidiaries (together referred to as the Group).

Part 10: Commentary on results

During the year the principal continuing activity of the Consolidated Entity was the development and branding of mobile social media platforms for tailored audiences to enable communities of large, like-minded groups of people to socialize and communicate around their common interests. The following key milestones were achieved:

-	from September 2015, the Company made the strategic decision to focus its resources on its core high school and college student products, preserve cash flow and exit other business categories, with the college and high school market offering a major opportunity for the Company;
-	significant growth in user acquisition and engagement following the portfolio realignment was achieved. MOKO’s core product, REC*IT, continued to record strong growth in the US academic year ended in 2016. It has now had more than 752,000 first launches (‘user acquisition’), with more than 480,000 first launches in the year, an increase of 114%, and an average of 9.87 screen views per session (‘engagement’), up 32% from 7.5 the previous year;
-	MOKO increased its exposure to more than half of the US college student population, with a further 125 colleges added in the six months to 30 June 2016;
-	REC*IT's first marketing partnership with a major US brand was executed; and
-	development of a new app commenced, REC*IT Plus, a “white label” subscription product targeted at recreation centre administrators, to help them manage recreational facilities and programs.

MOKO’s decision to re-align its product portfolio and focus on the REC*IT suite targeting the US student market is well under way.

The net loss after tax from continuing operations of $20.07m increased by $1.07m or 6% against the prior year’s result of $19.00m. The total comprehensive loss for the year increased by 7% to $20.21m (2015: $18.90m) which included a foreign currency translation benefit of $0.59m (2015: $1.40m).

Revenues decreased by 95% to $0.08m for the year (2015: $1.59m). The decrease was largely due to a re-positioning of the Mobile Advertising operations to focus on building users and market share rather than short-term revenues in order to better position the business to maximise its future monetization potential. Ongoing revenues in Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT, Big Teams powered by REC*IT and REC*IT Fitness. As these products are not yet commercialized, there remains uncertainty over this expectation.

For 2016, MOKO’s expenses decreased by 3% to $21.22m (2015: $21.89m) resulting from a reduction in marketing expenses (decreased by $1.75m or 53%), employee benefit expenses (decreased by $1.13m or 15%), share based payments (decreased by $0.61m or 33%) and other operating overhead such as depreciation and amortization (decreased by $0.57m or 56%).

Net operating cash flows for the year improved from $(18.23)m in 2015 to $(14.31)m in 2016. Investing cash outflows increased by 42% to $1.10m (2015: $0.76m) primarily due to payments related to the acquisition of a 10% interest in BigTeams LLC (2016: $1.04m vs 2015: $0.26m). Financing cash inflows decreased by 34% to $10.72m (2015: $16.22m) due to lower net proceeds received from equity capital raisings during the period.

During the year the Company issued 904.31m new ordinary shares including net proceeds from the pro-rata entitlement issue completed in April 2016 (2015: 202.63m). The unlisted options increased to 921.71m (2015: 66.22m).

MOKO Social Media Limited	Page 8

Appendix 4E Preliminary Final Report

Going concern

The Consolidated Entity is currently operating on a negative cash flow basis. Net cash used in operations for the year ended 30 June 2016 was $14,31m (2015: $18.23m). The Consolidated Entity made a continuing operating loss of $20.07m for the year ended 30 June 2016 (2015: loss of $19.00m).

In order to continue as a going concern, the Consolidated Entity needs to raise additional funds. The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the Consolidated Entity to continue as a going concern.

The Consolidated Entity is pursuing a number of fund raising options but there is no certainty that additional funding will be available to us.

Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.

MOKO Social Media Limited	Page 9

Appendix 4E Preliminary Final Report

Part 11: Revenue and other income

	Consolidated
	2016	2015 (restated)
	$	$
Revenue	84,830	1,592,934

Interest received	17,830	187,085

Other income
Research & development tax refund	905,747	947,845
Rental income	143,734	-
	1,049,481	947,845

Part 12: Expenses

Loss before income tax includes the following specific expenses:

Consolidated
	2016	2015 (restated)
	$	$
Employee benefits expense
Salaries and wages (including contractors, annual leave)	5,459,847	6,526,214
Superannuation, Healthcare & Workers Compensation	739,897	806,810
Total employee benefits expense	6,199,744	7,333,024

Share based payments	1,263,528	1,875,674

Depreciation
Computer equipment	78,769	25,557
Furniture and fittings	9,094	6,602
Leasehold Improvement	7,239	3,476
Total depreciation	95,102	35,635

Amortisation
Computer software	88,523	36,894
Capitalised product development	-	19,649
Intellectual Property	260,251	922,345
Total amortisation	348,774	978,888

Total depreciation and amortisation	443,876	1,014,523

Impairment expense
Intellectual Property	1,935,919	-
Goodwill	1,579,904	-
Total impairment	3,515,823	-

MOKO Social Media Limited	Page 10

Appendix 4E Preliminary Final Report

Part 13: Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Leasehold Improvements	Total
2015
Cost	772,604	80,064	33,902	886,570
Accumulated depreciation	(590,881)	(35,542)	(4,186)	(630,609)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

Reconciliation
Balance at 1 July 2014	75,063	12,663	-	87,726
Additions	137,622	39,287	33,902	210,811
Depreciation expense	(25,557)	(6,602)	(3,476)	(35,635)
Depreciation expense (discontinued operations)	(3,134)	-	-	(3,134)
Effects of movements in exchange rates	(2,271)	(826)	(710)	(3,807)
Balance at 30 June 2015	181,723	44,522	29,716	255,961

2016
Cost	746,300	67,536	34,982	848,818
Accumulated depreciation	(661,008)	(39,521)	(11,558)	(712,087)
Balance at 30 June 2016	85,292	28,015	23,424	136,731

Reconciliation
Balance at 1 July 2015	181,723	44,522	29,716	255,961
Additions	3,682	4,420	1,080	9,182
Disposal	(18,706)	(11,981)	-	(30,687)
Disposal (discontinued operations)	(2,543)	(597)	-	(3,140)
Depreciation expense	(78,769)	(9,094)	(7,239)	(95,102)
Depreciation expense (discontinued operations)	(2,107)	(85)	-	(2,192)
Effects of movements in exchange rates	2,012	830	(133)	2,709
Balance at 30 June 2016	85,292	28,015	23,424	136,731

MOKO Social Media Limited	Page 11

Appendix 4E Preliminary Final Report

Part 14: Intangibles

	Computer software	Intellectual Property	Goodwill	TOTAL
Consolidated

	$	$	$	$
2015
Cost	220,646	4,837,947	2,387,346	7,445,939
Accumulated amortisation	(121,862)	(2,795,527)	(714,462)	(3,631,851)
Balance at 30 June 2015	98,784	2,042,420	1,672,884	3,814,088

Reconciliation
Balance at 1 July 2014	3,283	2,472,621	1,117,880	3,593,784
Acquisitions through business combinations	-	-	339,570	339,570
Additions	132,395	-	-	132,395
Amortisation expense	(36,894)	(922,345)	-	(959,239)
Effects of movements in exchange rates	-	492,144	215,434	707,578
Balance at 30 June 2015	98,784	2,042,420	1,672,884	3,814,088

2016
Cost	312,746	5,273,257	1,759,631	7,345,634
Accumulated amortisation	(211,911)	(3,337,338)	-	(3,549,249)
Impairment	-	(1,935,919)	(1,759,631)	(3,695,550)
Balance at 30 June 2016	100,835	-	-	100,835

Reconciliation
Balance at 1 July 2015	98,784	2,042,420	1,672,884	3,814,088
Additions	92,100	-	-	92,100
Amortisation expense	(88,523)	(260,251)	-	(348,774)
Impairment expense	-	(1,935,919)	(1,579,904)	(3,515,823)
Impairment expense (discontinued operations)	-	-	(179,727)	(179,727)
Effects of movements in exchange rates	(1,526)	153,750	86,747	238,971
Balance at 30 June 2016	100,835	-	-	100,835

MOKO Social Media Limited	Page 12

Appendix 4E Preliminary Final Report

Part 14: Intangibles (continued)

Impairment testing

Intellectual property and Goodwill acquired through business combinations has been allocated to the cash-generating units:

Intellectual property	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$
2015
Cost	4,788,477	49,470	4,837,947
Accumulated Amortisation	(2,746,057)	(49,470)	(2,795,527)
Balance at 1 July 2015	2,042,420	-	2,042,420
Amortisation expense	(260,251)	-	(260,251)
Impairment	(1,935,919)	-	(1,935,919)
Effects of movements on foreign exchange rates	153,750	-	153,750
Balance at 30 June 2016	-	-	-

Goodwill	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$

Balance at 1 July 2015	1,493,157	179,727	1,672,884
Impairment	(1,579,904)	(179,727)	(1,759,631)
Effects of movements on foreign exchange rates	86,747	-	86,747
Balance at 30 June 2016	-	-	-

Impairment testing

(1)	Mobile Advertising Cash Generating Unit

Ongoing revenues from Mobile Advertising are expected to be earned from the monetization of MOKO's student products, including REC*IT and REC*IT Fitness. As these products are not yet commercialized and cash inflows have not occurred as forecast, there is uncertainty over this expectation. As a result, the carrying value of the goodwill and intellectual property of this cash generating unit was deemed unrecoverable and fully impaired.

(2)	Mobile Commerce Cash Generating Unit (discontinued operations)

MOKO sold Deals I Love (Australia) Pty Ltd on 30 March 2016. As a result, the carrying value of the goodwill of this cash generating unit was written down to nil.

MOKO Social Media Limited	Page 13

Appendix 4E Preliminary Final Report

Part 15: Available-for-sale financial assets

On 24 April 2015, MOKO signed a Share Purchase Agreement with Big Teams LLC (“BigTeams”), a limited liability company located in the US. MOKO invested One Million U.S. Dollars (US$1,000,000 or A$ 1,297,811) to acquire a 10% equity stake in BigTeams.

BigTeams is the largest high school sports software platform in the US, providing online tools and data for US high schools to assist with sports team administration, event management and fundraising.

MOKO launched a tailored version of its REC*IT app in November 2015, specifically targeted at the students and parents of more than 3,400 US high schools that are currently serviced by BigTeams, using data generated by BigTeams. This investment has significantly expanded its offering for US students and provided access to the high school market.

Under the terms of purchase agreement, MOKO paid US$200,000 (A$256,813) in the year ended 30 June 2015, and further US$800,000 (A$1,042,142) in the current year.

	2016	2015
	$	$
Unlisted ordinary shares	1,297,811	1,297,811

The unlisted ordinary shares are held in Big Teams LLC. Fair value information relating to this investment has not been disclosed because the shares are not quoted in an active market and fair value cannot be measured reliably. Management currently has no plans to dispose of the shares.

There is no impairment related to BigTeams as at 30 June 2016.

MOKO Social Media Limited	Page 14

Appendix 4E Preliminary Final Report

Part 16: Discontinued operations

On 31 October 2015, the operations of Tagroom Pty Ltd and Moko Performance Network (formerly OfferMobi) were discontinued. These entities were operated as part of the mobile advertising segment.

On 30 March 2016, MOKO sold Deals I Love (Australia) Pty Ltd (“DIL”) to Hedgeabelli Pty Ltd. As a condition to the occurrence of Completion, MOKO advanced $37,500 to DIL as part of the Completion Loan. On the completion date, Moko released DIL from any outstanding loan balances amounting to $1,092,084.

On 29 April 2016, Moko Door Foundation was discontinued operation and filed for dissolution in the State of Delaware in the US. The dissolution was duly authorised on 6 June 2016.

(a)	Financial performance

	2016	2015 (restated)
	$	$
Revenue	1,099,346	4,694,199
Interest received	2,825	2,685
Cost of providing goods and services	(822,479)	(3,268,279)
Expenses	(836,448)	(2,737,081)
Depreciation and amortisation	(2,192)	(3,134)
Impairment expense	(179,727)	-
Loss before tax from discontinued operations	(738,675)	(1,311,610)

Income tax benefit	-	13,538

Loss after income tax	(738,675)	(1,298,072)

Loss after income tax benefit from discontinued operations	(738,675)	(1,298,072)

Owners of the Company	(654,163)	(1,017,353)
Non-controlling interests	(84,512)	(280,719)
	(738,675)	(1,298,072)

(b)	Cash flow information

	2016	2015 (restated)
	$	$
Operating activities	(248,046)	(1,515,583)
Investing activities	(26,253)	13,859
Financing activities*	144,553	1,180,805
Net cash (outflow) / inflow	(129,746)	(320,919)

* Financing activities are fund transfers from parent company, Moko Social Media Limited.

MOKO Social Media Limited	Page 15

Appendix 4E Preliminary Final Report

Part 17: Details Relating to Dividends

Date the dividend is payable	Not Applicable
Record date to determine entitlement to the dividend	Not Applicable
Amount per security	Not Applicable
Total dividend	Not Applicable
Amount per security of foreign sourced dividend or distribution	Not Applicable
Details of any dividend reinvestment plans in operation	Not Applicable
The last date for receipt of an election notice for participation in any dividend reinvestment plans	Not Applicable

Part 18: Earnings per Share

	2016	2015 (restated)
	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,065,325)	(18,995,935)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178

	cents	cents
Basic earnings per share	(2.05)	(3.11)

(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(654,163)	(1,017,353)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178

	cents	cents
Basic earnings per share	(0.07)	(0.17)

(c) Total Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(20,719,488)	(20,013,288)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	976,674,881	609,883,178

	cents	cents
Basic earnings per share	(2.12)	(3.28)

MOKO Social Media Limited	Page 16

Appendix 4E Preliminary Final Report

Part 18: Earnings per Share (continued)

(b) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share.

Part 19: Net Tangible Assets per Security

Consolidated
	2016	2015

Net tangible asset backing per ordinary security
Fully paid ordinary shares 1,659,796,126 (30 Jun 2015: 755,486,679 shares)	0.19 cents	0.96 cents

Part 20: Issued securities

(a)	Share capital

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares presents at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Consolidated
	2016	2015
	$	$
Fully paid ordinary shares 1,659,796,126 (30 Jun 2015: 755,486,679 shares)	69,142,533	58,214,171
Fully paid performance shares 20,000,000 (30 June 2015: 20,000,000)	200	200
	69,142,733	58,214,371

MOKO Social Media Limited	Page 17

Appendix 4E Preliminary Final Report

Part 20: Issued securities (continued)

(b)	Movement in ordinary share capital during the year

The following movements in ordinary share capital occurred during the year:

Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2015	Opening Balance	755,486,679	Various	58,214,171
5 November 2015	NASDAQ placement	60,000,000	0.06	3,600,000
12 November 2015	Capital raising fees	2,000,000	0.06	120,000
27 November 2015	Issue under US Omnibus Plan	400,000	0.04	14,997
12 April 2016	Entitlement Issue	817,886,679	0.01	8,178,867
28 April 2016	Underwriting fees	16,500,000	0.01	165,000
28 April 2016	Broker commission	3,398,384	0.01	33,984
28 April 2016	Short term loan fees & interest	4,124,384	0.01	41,244
	Capital raising costs	-		(1,225,730)
	Closing Balance	1,659,796,126		69,142,533

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares presents at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

(c)	Performance shares

Date	Details	Number of Shares	Issue Price	Amount $	Variation Price

28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

All above performance shares will expire on 28 November 2016.

MOKO Social Media Limited	Page 18

Appendix 4E Preliminary Final Report

Part 20: Issued securities (Continued)

Unlisted options over ordinary shares

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
01-Jul-15	Opening Balance	59,800,000	Various	Various
Options granted
27-Nov-15	Unlisted Options – Director	2,000,000	0.15	27-Nov-18
28-Apr-16	Unlisted Options – Director	1,000,000	0.02	28-Apr-18
28-Apr-16	Unlisted Options – Director	1,000,000	0.03	28-Apr-18
12-Apr-16	Entitlement Issue	408,943,371	0.02	12-Apr-17
28-Apr-16	Underwriting fees	8,250,000	0.02	12-Apr-17
28-Apr-16	Broker commission	1,699,192	0.02	12-Apr-17
28-Apr-16	Short term loan fees & interest	2,062,192	0.02	12-Apr-17
28-Apr-16	Corporate advisory fees	10,000,000	0.02	12-Apr-17
12-Apr-16	Entitlement Issue	408,943,371	0.04	12-Apr-19
28-Apr-16	Underwriting fees	8,250,000	0.04	12-Apr-19
28-Apr-16	Broker commission	1,699,192	0.04	12-Apr-19
28-Apr-16	Short term loan fees & interest	2,062,192	0.04	12-Apr-19
28-Apr-16	Corporate advisory fees	10,000,000	0.04	12-Apr-19

Options expired
24-Oct-15	Unlisted Options – Other	(3,450,000)	0.155	24-Oct-15
28-Nov-15	Unlisted Options – Director	(16,000,000)	0.40	28-Nov-15
28-Nov-15	Unlisted Options – Director	(6,400,000)	0.10	28-Nov-15
31-Dec-15	Unlisted Options – Other	(1,000,000)	U$0.15	31-Dec-15
31-Jan-16	Unlisted Options – Director	(2,000,000)	0.20	31-Jan-16
30-Jun-16	Unlisted Options – Other	(250,000)	US$0.17	30-Jun-16
30-Jun-16	Unlisted Options – Employee	(1,000,000)	US$0.05	30-Jun-16
30-Jun-16	Unlisted Options – Employee	(1,000,000)	US$0.075	30-Jun-16

	CLOSING BALANCE	894,609,510

MOKO Social Media Limited	Page 19

Appendix 4E Preliminary Final Report

Part 20: Issued securities (Continued)

Unlisted options

Unlisted ADS options

(ADS: American Depositary Shares (where one ADS = 40 Ordinary shares)

Date	Details	No of options (in ADS)	No of options (in ordinary shares)	Exercise Price (per ADS in US$)	Expiry Date
Opening Balance
01-Jul-15	Opening Balance	160,500	6,420,000	various	various
ADS options granted
19-Sep-15	Unlisted Options - Employee	20,000	800,000	$4.00	31-Jul-17
22-Sep-15	Unlisted Options - Employee	25,000	1,000,000	$3.00	22-Sep-17
27-Nov-15	Unlisted Options - Director	150,000	6,000,000	$5.35	27-Nov-19
27-Nov-15	Unlisted Options - Director	150,000	6,000,000	$5.35	27-Nov-20
27-Nov-15	Unlisted Options - Director	75,000	3,000,000	$3.55	27-Nov-18
27-Nov-15	Unlisted Options - Director	75,000	3,000,000	$3.55	27-Nov-18
27-Nov-15	Unlisted Options - Director	50,000	2,000,000	$3.55	27-Nov-18
15-Jan-16	Unlisted Options - Director	100,000	4,000,000	$1.14	31-Dec-18
ADS options expired
31-Dec-15	Unlisted Options - Employee	(25,000)	(1,000,000)	$4.07	31-Dec-15
31-Dec-15	Unlisted Options - Employee	(7,500)	(300,000)	$5.55	31-Dec-15
30-Jun-16	Unlisted Options - Employee	(53,000)	(2,120,000)	$7.50	30-Jun-16
30-Jun-16	Unlisted Options - Employee	(2,500)	(100,000)	$6.66	30-Jun-16
30-Jun-16	Unlisted Options - Other	(25,000)	(1,000,000)	$4.00	30-Jun-16
ADS options cancelled (vesting conditions not met)
19-Sep-15	Unlisted Options - Employee	(7,500)	(300,000)	$4.58	3-Nov-17
19-Sep-15	Unlisted Options - Employee	(7,500)	(300,000)	$4.58	3-Nov-18

	CLOSING BALANCE	677,500	27,100,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

MOKO Social Media Limited	Page 20

Appendix 4E Preliminary Final Report

Part 21: Segment information

MOKO Social Media Limited is organized into three operating segments: Mobile Social, Mobile Advertising and Mobile Commerce. Mobile Commerce was sold in March 2016. (2015: three operating segments including Mobile Social, Mobile Advertising and Mobile Commerce). These operating segments are based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. Segment Mobile Commerce was discontinued after MOKO sold Deals I Love (Australia) on 30 March 16.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment transactions

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

Operating segment information

		Continuing operations
	Mobile Advertising	Mobile Social	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated - 30 June 2016	$	$	$	$	$
Total segment revenue	57,024	27,806	-	-	84,830

EBITDA	(16,086,626)	21,482	-	-	(16,065,144)

Depreciation and amortisation	(443,876)	-	-	-	(443,876)
Goodwill and Intangible assets impairment	(3,515,823)	-	-	-	(3,515,823)
Other income	17,830	-	-	-	17,830
Finance costs	(65,201)	-	-	-	(65,201)
Loss before income tax					(20,072,214)
Income tax benefit					6,889
Loss after income tax					(20,065,325)

Assets	4,447,452	-	-	-	4,447,452
Liabilities	1,227,700	-	-	-	1,227,700

MOKO Social Media Limited	Page 21

Appendix 4E Preliminary Final Report

Part 21: Segment information (continued)

Operating segment information (continued)

		Continuing operations
	Mobile Advertising	Mobile Social	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated – 30 June 2015 (restated)	$	$	$	$	$
Total Segment Revenue	869,244	723,690	-	-	1,592,934

EBITDA	(18,687,667)	359,082	-	-	(18,328,585)

Depreciation and amortisation	(1,014,523)	-	-	-	(1,014,523)
Interest income	1,346	185,739	-	-	187,085
Finance costs	(6,635)	-	-	-	(6,635)
Loss before income tax					(19,162,658)
Income tax benefit					166,723
Loss after income tax					(18,995,935)

Assets (continuing operations)	14,274,887	93,285	-	(994,584)	13,373,588
Assets (discontinued operations)	410,093	-	322,763	-	732,856
Assets	14,684,980	93,285	322,763	(994,584)	14,106,444

Liabilities (continuing operations)	2,471,072	5,136	-	-	2,476,208
Liabilities (discontinued operations)	293,908	-	1,250,336	(994,584)	549,660
Liabilities	2,764,980	5,136	1,250,336	(994,584)	3,025,868

Geographical information

		Continuing operations
	Australia	Europe	US	TOTAL
Consolidated - 30 June 2016	$	$	$	$

Sales to external customers	14,362	-	70,468	84,830
Add: Interest income	17,696	-	134	17,830
Add: Other income	905,747	-	143,734	1,049,481
Less: Cost of providing services	(6,325)	-	(80,777)	(87,102)
Less: Expenses *				(21,137,253)
Loss before income tax				(20,072,214)
Income tax benefit				6,889
Loss after income tax				(20,065,325)

Assets	2,543,647	-	1,903,805	4,447,452
Liabilities	475,479	-	752,221	1,227,700

* Overhead expenses are not associated to any one particular segment.

MOKO Social Media Limited	Page 22

Appendix 4E Preliminary Final Report

Part 21: Segment information (continued)

Geographical information(continued)

		Continuing operations
	Australia	Europe	US	TOTAL
Consolidated - 30 June 2015 (restated)	$	$	$	$

Sales to external customers	723,690	-	869,244	1,592,934
Add: Interest income	185,739	-	1,346	187,085
Add: Other income	947,845	-	-	947,845
Less: Cost of providing services	(364,608)	-	(945,145)	(1,309,753)
Less: Expenses **				(20,580,769)
Loss before income tax				(19,162,658)
Income tax benefit				166,723
Loss after income tax				(18,995,935)

Assets (continuing operations)	7,168,232	6,693	6,198,663	13,373,588
Assets (discontinued operations)	356,801	-	376,055	732,856
Assets	7,525,033	6,693	6,574,718	14,106,444

Liabilities (continuing operations)	505,856	3,487	1,966,865	2,476,208
Liabilities (discontinued operations)	290,626	-	259,034	549,660
Liabilities	796,482	3,487	2,225,899	3,025,868

** Overhead expenses are not associated to any one particular segment.

Part 22: Subsequent events

Sales agreement:

On 16 August 2016, MOKO entered into an asset sales agreement with Competitor Group, Inc. (“CGI”), under which CGI will acquire RunHaven, MOKO’s running website and social media assets for an undisclosed amount.

MOKO and CGI have also entered a marketing alliance in which they will facilitate introductions to each other’s partners to explore potential sponsorship and media opportunities.

No other matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect:

(a) MOKO Social Media Limited operations in future financial years, or

(b) The results of those operations in future financial years, or

(c) MOKO Social Media Limited’s state of affairs in future financial years.

MOKO Social Media Limited	Page 23

Appendix 4E Preliminary Final Report

Part 23: Audit status

This report is based on accounts to which one of the following applies: (Tick one)
The accounts have been audited		The accounts have been subject to review
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

The auditors have advised that they are yet to obtain sufficient evidence to conclude as to whether the $1,297,811 investment in Big Teams LLC is impaired. The shares in Big Teams LLC are not quoted in an active market and fair value cannot be measured reliably. If the Company is unable to provide further evidence to support the carrying value of the investment, then the investment may be impaired in the audited Annual Report for the year ended 30 June 2016.

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification: Not Applicable

MOKO Social Media Limited	Page 24